Pricing Supplement dated November 14, 2007
(To the Prospectus dated January 5, 2007; Prospectus
Supplement dated February 28, 2007; and Product Prospectus
Supplement dated March 6, 2007)

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[RBC LOGO]                                  $1,000,000
                          Reverse Convertible Notes due February 19, 2008
                   Linked to the Common Stock of a Single Reference Stock Issuer
                             Senior Global Medium-Term Notes, Series C

================================================================================

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement dated March 6, 2007 and the prospectus supplement dated February 28, 2007.

General: This pricing supplement relates to a Reverse Convertible Notes ("RevCon") offering. The Notes offered hereby are collectively referred to as the "Notes".

Issuer:                       Royal Bank of Canada ("Royal Bank")

Pricing Date:                 November 14, 2007

Issuance Date:                November 19, 2007

Valuation Date:               February 13, 2008

Maturity Date:                February 19, 2008

Deposit Currency              U.S. Dollar

Denominations:                Minimum denomination of $1,000, and integral
                              multiples of $1,000 thereafter.

Reference Stock:

Rev-   Principal   Reference        Initial Share   Ticker   Coupon     Barrier    Monitoring Method        CUSIP
----   ---------   ---------        -------------   ------   ------     -------    -----------------        -----
Con    Amount      Stock                Price                 Rate       Price
---    ------      -----                -----                 ----       -----
No.
---
476    $1,000,000  Research in         $109.95       RIMM     35.00%    $82.46      Close of Trading Day    78008EF51
                   Motion Limited

Coupon Payment Dates:         The coupon will be paid on the 19th day of each
                              month during the term on the note. If that day is not a business day, then the coupon will be paid on the following business day.

Term:                         Three (3) Months

Initial Share Price:          $109.95

Final Share Price:            The price of the Reference Stock on the Valuation
                              Date.

Payment at Maturity (if       For each $1,000 principal amount of the Notes, the
held to maturity):            investor will receive $1,000 plus any accrued and
                              unpaid interest at maturity unless:

                              (i)  the Final Stock Price is less than the
                                   Initial Stock Price; and

                              (ii) the closing price of the Reference Stock on
                                   the Valuation Date is less than the Barrier
                                   Price

                              If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value thereof. If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

                              Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:            The Valuation Date

Monitoring Method:            Close of Trading Day

Physical Delivery             For each $1,000 principal amount, a number of
Amount:                       shares of the Reference Stock equal to the
                              principal amount divided by the Initial Share
                              Price. If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the principal amount of such Notes.

Calculation Agent:            The Bank of New York

Listing:                      None

Settlement:                   DTC; global notes

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "Specific Terms of the Reverse
                              Convertible Notes" in the product supplement with respect to reverse convertible notes dated March
                              6, 2007.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated March 6, 2007 and "Selected Risk Considerations" beginning on page P-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you will experience an immediate and substantial decline in the value of your notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                       Proceeds to Royal Bank of
              Price to Public     Agent's Commission            Canada
              ---------------     ------------------            ------
Per Note              100%              1.00%                   99.00%
Total            $1,000,000            $10,000.00              $990,000.00

                         RBC Capital Markets Corporation
                                November 14, 2007

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.



                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated March 6, 2007, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated March 6, 2007, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated March 6, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000342/
     o35159e424b3.htm

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.




Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date. We cannot predict the Reference Stock performance.

The table below illustrates the payment at maturity assuming an initial investment of $1,000 if the Final Share Price (as a percentage of the Initial Share Price) were any of the hypothetical prices shown in the left column. We have assumed a Barrier Price of 80%. For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does not close below the Barrier Price on any day during the Monitoring Period. The third column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price does close below the Barrier Price on any day during the Monitoring Period. The fourth column shows the hypothetical Physical Delivery Amount assuming an Initial Share Price of $100 (as a number of shares of the Reference Stock). The fifth column shows the hypothetical Cash Delivery Amount (as a percentage of the Initial Share Price), should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

The prices in the left column represent hypothetical Final Share Prices and are expressed as percentages of the Initial Share Price. The amounts in the second and third columns represent the hypothetical payments at maturity, based on the corresponding hypothetical Final Share Prices.


                                   If the closing market    If the closing market
                                       price of the             price of the
                                      Reference Stock       Reference Stock falls
                                   does not fall below        below the Barrier
                                   the Barrier Price on       Price on any day        Hypothetical      Hypothetical
                                    any day during the           during the             Physical           Cash
                                    Monitoring Period:        Monitoring Period:        Delivery          Delivery
                                                                                       Amount as a      Amount as a
       Hypothetical Final              Hypothetical              Hypothetical           Number of      Percentage of
     Share Price as Percentage     Payment at Maturity       Payment at Maturity      Shares of the         the
               of                    as Percentage of         as Percentage of          Reference      Initial Share
      Initial Share Price            Principal Amount         Principal Amount            Stock            Price
      -------------------            ----------------         ----------------            -----            -----
            200.00%                       100.00%                  100.00%                 n/a              n/a

            175.00%                       100.00%                  100.00%                 n/a              n/a

            150.00%                       100.00%                  100.00%                 n/a              n/a

            125.00%                       100.00%                  100.00%                 n/a              n/a

            100.00%                       100.00%                  100.00%                 n/a              n/a

             95.00%                       100.00%             Physical or Cash             10              95.00%
                                                              Delivery Amount

             90.00%                       100.00%             Physical or Cash             10              90.00%
                                                              Delivery Amount

             85.00%                       100.00%             Physical or Cash             10              85.00%
                                                              Delivery Amount

             80.00%                       100.00%             Physical or Cash             10              80.00%
                                                              Delivery Amount

             79.50%                         n/a               Physical or Cash             10              79.50%
                                                              Delivery Amount

             50.00%                         n/a               Physical or Cash             10              50.00%
                                                              Delivery Amount

             25.00%                         n/a               Physical or Cash             10              25.00%
                                                              Delivery Amount

              0.00%                         n/a               Physical or Cash             10               0.00%
                                                              Delivery Amount

The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock. Please read "Additional Risk Factors Specific to Your Notes" and "Hypothetical Returns on Your Notes" in the accompanying product prospectus supplement dated March 6, 2007.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor). The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under "Supplemental Discussion of Canadian Tax Consequences" and "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying product prospectus supplement dated March 6, 2007.



Selected Purchase Considerations

o Market Disruption Events and Adjustments -- The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement dated March 6, 2007. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Reverse Convertible Notes--Consequences of Market Disruption Events" in the product prospectus supplement dated March 6, 2007.

o Principal At Risk -- Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

o    Certain U.S. Federal Income Tax Considerations:

     o RevCon No. 476 (RIMM): 4.41% of each stated interest payment (35.00% in total) will be treated as an interest payment and 30.59% of each stated interest payment (35.00% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

     For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated March 6, 2007.



Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated March 6, 2007. In addition to the risks described in the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated March 6, 2007, you should consider the following:

o You May Lose Some or All of Your Principal Amount -- You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly. If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the principal amount of your Notes.

o The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank's Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity -- The price at which you purchase of the notes includes a selling concession (including a broker's commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.



Information Regarding the Issuers of the Reference Stock

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

     o Research In Motion Limited (RIM) is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for access to time-sensitive information, including email, phone, short message service (SMS) messaging, Internet and intranet-based applications. RIM technology also enables an array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company's primary revenue stream is generated by the BlackBerry wireless solution. The BlackBerry wireless solution consists of wireless devices, software and services. It can provide users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, IBM Lotus Notes, Novell GroupWise and many Internet service provider (ISP) email services.

               o Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-29898.



Historical Information

The graph below sets forth the historical performance of the Reference Stock. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in this table is for the four calendar quarters in each of 2004, 2005, 2006 as well as for the first three quarters of 2007 and for the period from October 1, 2007 through November 13, 2007. (If no price is provided in the table for a particular period that indicates that the Reference Stock was not traded at such time.)

We obtained the information regarding the historical performance of the Reference Stock in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Stock on the Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in any return in addition to your initial investment.

                             Research In Motion Ltd.
                                    (99 - 07)
                                 [CHART OMITTED]



                                              High Intra-Day          Low Intra-Day              Period-End
                                               Price of the            Price of the           Closing Price of
    Period-Start         Period-End           Reference Stock        Reference Stock            the Reference
       Date                 Date                   in($)                  in ($)                 Stock in ($)
       ----                 ----                   -----                  ------                 ------------
     1/1/2004             3/31/2004               16.9417                 11.015                    15.555
     4/1/2004             6/30/2004               23.0867                 14.1683                   22.8167
     7/1/2004             9/30/2004               25.81                   17.4163                   25.4467
    10/1/2004            12/31/2004               34.52                   24.0567                   27.4733

     1/1/2005             3/31/2005               27.88                   20.0933                   25.4733
     4/1/2005             6/30/2005               28.1833                 20.6233                   24.5967
     7/1/2005             9/30/2005               27.4967                 22.3733                   22.7667
    10/1/2005            12/30/2005               23.15                   17                        22.0033

     1/1/2006             3/31/2006               30.1767                 20.95                     28.2933
     4/1/2006             6/30/2006               29.37                   20.3433                   23.2567
     7/1/2006             9/29/2006               34.8333                 20.7067                   34.2167
    10/1/2006            12/29/2006               47.5533                 32.9167                   42.5933

     1/1/2007             3/31/2007               49.0167                 39.9167                   45.4967
     4/1/2007             6/30/2007               66.86                   42.9333                   66.6633
     7/1/2007             9/30/2007              100.98                   61.54                     99.85
    10/1/2007            11/13/2007              137.01                   95.02                    112.55


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about November 19, 2007, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.



Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated March 6, 2007 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.



Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to "General Terms of the Reverse Convertible Notes--Anti-dilution Adjustments" beginning on page PS-10 of the product prospectus supplement dated March 6, 2007, except that, in connection with reverse stock splits, the Initial Reference Stock Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

          No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $1,000,000




                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                 Reverse Convertible Notes due February 19, 2008

          Linked to the Common Stock of a Single Reference Stock Issuer



                                November 14, 2007